UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  5  )*

RedEnvelope, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75733R 60 1

(CUSIP Number)

Scott Galloway

42 W. 15th Street, #2

New York, NY 10011

(917) 567-2841

With a copy to:

Stuart G. Stein, Esq.

Hogan & Hartson L.L.P.

555 13th Street, N.W.

Washington, D.C. 22201

(202) 637-8575

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75733R 60 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Scott Galloway

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 986,945

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 986,945

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 986,945

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2(1)

14.	Type of Reporting Person (See Instructions) IN

(1)  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R. Ian Chaplin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 409,768(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 409,768(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,768(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  These shares are held jointly by Mr. Chaplin and his spouse.

(2)  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Martin McClanan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,963(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,963(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,963(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes options to purchase 15,714 shares, all of which are presently exercisable.

(2)  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael L. Meyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,066

	8.	Shared Voting Power 9,103(1)

	9.	Sole Dispositive Power 65,066

	10.	Shared Dispositive Power 9,103(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,169(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.8(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 9,103 shares held of record by Mr. Meyer’s spouse.

(2)  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebrand Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 754,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 754,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 754,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5(1)

14.	Type of Reporting Person (See Instructions) OO

(1)  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenn J. Krevlin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 754,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 754,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 754,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5(1)

14.	Type of Reporting Person (See Instructions) IN, HC

(1)  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Krevlin Advisors, LLC 13-4153005

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 754,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 754,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 754,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5(1)

14.	Type of Reporting Person (See Instructions) HC

(1)  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GJK Capital Management, LLC 13-4146739

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 754,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 754,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 754,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5(2)

14.	Type of Reporting Person (See Instructions) HC

(1)  GJK Capital Management LLC, is the general partner of one of the Class A members of Firebrand, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital LP 13-4149785

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 754,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 754,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 754,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  Glenhill Capital LP is a Class A member of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Overseas GP, Ltd. 98-0426124

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 754,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 754,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 754,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5(2)

14.	Type of Reporting Person (See Instructions) CO

(1)  Glenhill Capital Overseas GP, Ltd. is the general partner of one of the Class A members of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenhill Capital Overseas Master Fund, L.P. 98-0426132

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 754,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 754,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 754,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.5(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  Glenhill Capital Overseas Master Fund, L.P. is a Class A member of Firebrand Partners, LLC.  The shares reported consist of the shares held by Firebrand Partners, LLC.

(2)  Based upon 8,819,892 shares outstanding, as reported in RedEnvelope, Inc.’s Form 10-Q for the quarter ended December 26, 2004.

This Amendment No. 5 amends (a) the Schedule 13D filed on June 30, 2004 (the “Initial Schedule 13D”) by Scott Galloway, R. Ian Chaplin, Martin McClanan and Michael L. Meyer (the “Original Reporting Persons”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of RedEnvelope, Inc. (the “Issuer”), (b) Amendment No. 1 to the Initial Schedule 13D, filed by the Reporting Persons on July 12, 2004, (c) Amendment No. 2 to the Initial Schedule 13D, filed by the Reporting Persons on July 16, 2004, (d) Amendment No. 3 to the Initial Schedule 13D, filed by the Reporting Persons on May 12, 2005 and (e) Amendment No. 4 to the Initial Schedule 13D, filed by the Reporting Persons on May 31, 2005.  References to this “Schedule 13D” are to the Initial Schedule 13D as amended by the aforementioned amendments.

Amendment No. 4 to the Initial Schedule 13D added Firebrand Partners, LLC, a Delaware limited liability company (“Firebrand”) and its affiliates (collectively, the “New Reporting Persons”) as additional reporting persons.  References in this Schedule 13D to the “Reporting Persons” are to the Original Reporting Persons and the New Reporting Persons collectively.  Other capitalized terms used in this Amendment No. 5 without definition have the meanings given to them in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

With the exception the shares of Common Stock acquired by Mr. Galloway through Firebrand Partners, LLC, each of the Original Reporting Persons acquired the shares of Common Stock beneficially owned by him over the past several years with his own personal funds.

Mr. Galloway, Glenhill Capital and Overseas Master formed Firebrand for the purpose of investing in shares of the Issuer.  Mr. Galloway contributed personal funds to Firebrand, and each of Glenhill Capital and Overseas Master contributed funds from its partners’ contributed capital to Firebrand.  Firebrand may acquire additional shares of Common Stock and will fund any such purchases with additional contributions from its members. Firebrand did not purchase any of the Common Stock with borrowed funds.

Item 4.	Purpose of Transaction
Item 4 is supplemented as follows:

On June 3, 2005, Scott Galloway sent to the Chairman of the Board and the General Counsel of the Issuer background information regarding each of the four persons that Mr. Galloway has nominated for election as directors of the Issuer (the “Candidates”), as well as contact information for each of the Candidates.  Each of the Candidates subsequently has been notified by the Issuer that the Board of Directors is considering his candidacy.  A copy of the background information provided to the Issuer by Mr. Galloway is attached as an exhibit to this Schedule 13D.

Except as noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

The information required to be disclosed pursuant to paragraphs (a) and (b) of this Item 4 are incorporated by reference to the cover pages of this Schedule 13D.  The Reporting Persons collectively beneficially own an aggregate of 1,491,845 shares of Common Stock, constituting approximately 16.9% of the Common Stock outstanding, based upon the number of shares reported as issued and outstanding in the Issuer’s Form 10-Q for the quarter ended December 26, 2004.

(c)           Since the filing of Amendment No. 4 to the Initial Schedule 13D, Firebrand purchased (i) 6,000 shares of Common Stock at $9.93 per share on May 27, 2005; (ii)11,000 shares of Common Stock at $9.98 per shares on May 31, 2005; (iii) 20,000 shares of Common Stock at $9.38 per share on June 3, 2005; (iv) 50,000 shares of Common Stock at $9.22 per share on June 8, 2005 and (v) 70,000 shares of Common Stock at $9.45 per share on June 9, 2005.

Item 7.	Material to Be Filed as Exhibits
The following additional exhibit is filed herewith:

1.             Copy of background information on the Candidates sent by Scott Galloway to RedEnvelope on June 3, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2005

/s/ Scott Galloway
Scott Galloway

/s/ R. Ian Chaplin*
R. Ian Chaplin

/s/ Martin McClanan*
Martin McClanan

/s/ Michael L. Meyer*
Michael L. Meyer

Firebrand Partners, LLC

/s/ Scott Galloway
Scott Galloway, Manager

/s/ Glenn J. Krevlin
Glenn J. Krevlin

Krevlin Advisors, LLC

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

GJK Capital Management, LLC

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

Glenhill Capital LP
By:	GJK Capital Management, LLC, its General Partner
By:	Krevlin Advisors, LLC, its Managing Member

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Managing Member

Glenhill Capital Overseas GP, Ltd.

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Director

Glenhill Overseas Master Fund, L.P.
By:	Glenhill Capital Overseas GP, Ltd., its General Partner

/s/ Glenn J. Krevlin
Glenn J. Krevlin, Director

* By power of attorney included in Amendment No. 2 to the Initial Schedule 13D, filed with the Securities and Exchange Commission on July 16, 2004.

/s/ Scott Galloway
Scott Galloway
Attorney-in-Fact